February 15, 2006


Daniel T. Meisenheimer, III, President
United States Basketball League
46 Quirk Road
Milford, CT 06460


	Re:	United States Basketball League
		Form 10-QSB for the Fiscal Quarter Ended November 30,
2005
Filed January 20, 2006
		File No. 001-15913
		Response Letter dated January 26, 2006


Dear Mr. Meisenheimer, III:

      We have reviewed your Form 10-QSB for the fiscal quarter ended
November 30, 2005 and related filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for the Fiscal Quarter Ended November 30, 2005

General

1. Please make all parallel changes to your Quarterly Reports on Form
10-QSB for the quarterly periods ended May 31, 2005 and August 31, 2005.


2. We note you amended your Quarterly Reports on Form 10-QSB for the quarters ended May 31, 2005 and August 31, 2005 to correctly reflect the transfer of marketable securities from MCI. A report on Form 8-K is required to be filed or furnished, as applicable, upon the occurrence of any of one or more of the events specified in the items in Section 1 - 6 and 9 of the Form 8-K. Your discovery of the error appears to be meet the condition under Item 4.02 of Form 8-K. Please tell us whether you considered the Form 8-K reporting requirements.

Consolidated Statements of Operations, page 4

3. We note your response to the comment number 1 and 2 from our letter dated January 11, 2006. Please tell us how the net gain (loss) from marketable securities amount on the statements of operations reconciles to the amount for the corresponding period reported in Note
2 under sub-caption Marketable Equity Securities. In addition, since there was no cash exchanged in this transfer, we believe this transaction should be reflected as a non-cash transaction in the statements of cash flows. Also, the net gain (loss) from marketable securities amount reported in the statements of operations should be presented as an adjustment to net loss in the statements of cash flows.

Summary of Significant Accounting Policies, page 7

Marketable Equity Securities, page 7

4. Please add a note to disclose the nature of your restatement, adjustment amounts, and reasons for the error correction.

Controls and Procedures, page 13

5. In the light of discovery of your error, please tell us how your officers were able to conclude that the company`s disclosure controls and procedures are effective for the quarterly periods ended May
31,
2005, August 31, 2005 and November 30, 2005.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.
      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief



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Mr. Meisenheimer, III
United States Basketball Association
February 15, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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